April 12, 2017

VIA EDGAR

Dorrie Yale

Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated April 7, 2017

Concert Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 23, 2017

File No. 001-36310

Dear Ms. Yale:

This letter is being furnished on behalf of Concert Pharmaceuticals, Inc. (the “Company”) in response to the comment contained in the letter dated April 7, 2017 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Roger Tung, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on March 23, 2017 (the “Preliminary Proxy Statement”).

For reference purposes, the text of the Letter has been reproduced herein with the response below the comment. The Company has acknowledged to us that it is responsible for the adequacy and accuracy of the disclosures made in the Preliminary Proxy Statement filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement filing, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

Preliminary Proxy Statement on Schedule 14A filed March 23, 2017

Proposal No. 3: The Asset Sale, page 47

1. We note that your proxy statement does not include financial statements. The transaction appears to involve the sale of a substantial part of your assets. Please tell us why you do not provide financial statements consistent with Item 14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of Corporation Finance Financial Reporting Manual, sections 1140.6 and 2120.2.

Response: The Company acknowledges the Staff’s comments and respectfully informs the Staff that it considered the requirements of Item 14(a)(4) of Schedule 14A as well as sections 1140.6 and 2120.2 of the Division of Corporation Finance Financial Reporting Manual (the “Manual”) and determined that it is not required to provide such financial statements, as described in more detail below.

Item 14(a)(4)

Item 14 of Schedule 14A does not apply to the proposed sale of the Assets.

Item 14 of Schedule 14A provides that a registrant must provide certain financial statements, as more particularly set forth in Item 14(b)(8)-(11), when “action is to be taken with respect to…[a] sale or other transfer of all or any substantial part of assets.” The Company does not believe that Item 14 applies to its sale of assets, including CTP-656 (collectively, the “Assets”), to Vertex Pharmaceuticals (Europe) Limited (“Vertex”) because the Assets do not account for “all or any substantial part of [its] assets.”

Although we are not aware of any rules, guidance or interpretations of the Commission with respect to what constitutes a sale of “any substantial part of assets,” Section 271 of the General Corporation Law of the State of Delaware, to which the Company is subject, contains an analogous standard requiring the approval of a company’s stockholders with respect to any “[sale of]…all or substantially all of its property and assets.” Delaware courts, and other state courts, have generally established that whether a disposition is of “all or substantially all” of a corporation’s assets requires both “quantitative” and “qualitative” analyses.

The Company acknowledges that Item 14(a)(4) does not necessarily require conformity with state corporation law concepts of sales of “all or substantially all” of a corporation’s assets in all instances. However, the historical quantitative and qualitative analyses of the Assets to be sold by the Company demonstrate that they are not only less than “all or substantially all” of the Company’s assets under Delaware law, they are also clearly not “any substantial part of assets” of the Company under Item 14(a)(4). The Assets have never accounted for greater than 1% of the Company’s revenues or total assets (based on book value). We are not aware of any Delaware state court opinions finding that assets that account for less than 1% of revenue and asset value could constitute “substantially all” or even a “substantial part” of a company’s assets. Further, although the cash purchase price of the Assets is significant compared to the Company’s current assets, the purchase price reflects Vertex’s assessment of the value of the Assets to Vertex, a leader in the market to which such Assets relate. That value to Vertex alone does not reflect any kind of intrinsic value of the Assets, and certainly does not reflect the value of the Assets to any other third party or the Company, absent a transaction with Vertex.

Qualitative factors also support the Company’s conclusion that the Assets are not “all or substantially all” of the Company’s assets under Delaware law, or “any substantial part of assets” under Item 14(a)(4). The Assets consist of one drug program out of five drug programs that compose the Company’s current drug pipeline. Both prior to and after the sale of the Assets, the Company’s operations have consisted and will consist of applying its deuterium chemistry to develop novel small molecule drugs. There will be no change in the Company’s business after the sale of Assets other than the discontinuation of its CTP-656 drug program. As described in the Preliminary Proxy Statement, proceeds from the sale of Assets will be used to advance the Company’s other current drug programs. As a result, the Company’s business of applying deuterium chemistry to develop small molecule drugs will continue uninterrupted and there will be no qualitative change to its business.

In summation, quantitative and qualitative analyses of the Assets demonstrate that the Assets are not “all or substantially all” of the Company’s assets under Delaware law, or “any substantial part of assets” under Item 14(a)(4) of Schedule 14A. The Company is therefore not required to include any financial statements pursuant to Item 14 of Schedule 14A. This conclusion is consistent with the Company’s disclosure in the Preliminary Proxy Statement that the sale of Assets does not require stockholder approval under applicable Delaware law and is being submitted to stockholders of the Company only because Vertex and the Company agreed that stockholder approval of the sale of Assets is a condition to closing. The inclusion of disclosure in the Preliminary Proxy Statement that is generally consistent with Item 14 of Schedule 14A only reflects the Company’s disclosure of facts and information material to an investor’s understanding of the Company and the Assets in order to provide stockholders an opportunity to make an informed decision with respect to the sale of Assets. Importantly (and as discussed in more detail below), the Company does not believe that historical or pro forma financial statements are material or helpful to an investor’s evaluation of such sale.

Instructions to Item 14 of Schedule 14A provide an exception to the general financial statement requirements set forth in Item 14.

In addition to the foregoing, Instruction 2(b)(i) to Item 14 provides that “if only the security holders of the target company are voting…[t]he financial information in paragraphs (b)(8)-(11) of this Item [14] for the acquiring company and the target need not be provided.” The Company respectfully advises the Staff that it is aware of the additional disclosure requirements set forth in sections 1140.6 and 2120.2 of the Manual (as described in more detail below). However, the Manual provides that:

“The information in this Manual is non-authoritative. If it conflicts with authoritative or source material, the authoritative or source material governs. The information presented also may not reflect the views of other Divisions and Offices at the Commission. The guidance is not a rule, regulation or statement of the Commission and the Commission has neither approved nor disapproved this information.”

As discussed below in greater detail, the Company believes that sections 1140.6 and 2120.2 of the Manual are not applicable to the proposed sale of the Assets and do not require the Company to include financial statements in its Preliminary Proxy Statement. Accordingly, consistent with the Manual’s guidance, the Company respectfully advises the Staff that the authoritative source material of Instruction 2(b)(i) to Item 14 applies to the Preliminary Proxy Statement and the Company is not required to include financial statements in such filing.

Sections 1140.6 and 2120.2 of the Manual

Notwithstanding the foregoing, the Company acknowledges that the Commission has required registrants to provide the financial statements described in sections 1140.6 and 2120.2 of the Manual with respect to any proxy solicitation seeking the authorization of the disposal of a significant business. Section 1140.6, which closely mirrors the provisions of section 2120.2, provides, in part, that:

“In proxy statements soliciting authorization for the disposal of a significant business (including spin-offs), the registrant (seller) should include its audited financial statements for each of the 2 most recent fiscal years plus unaudited interim periods. Unaudited financial statements of the business to be disposed should be included for the same periods; however, audited financial statements for each of the 2 most recent fiscal years of that business should be provided if they are available. The registrant should include its pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period; if the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past 2 years and interim periods. If three years plus interim historical financial statements are presented, then for discontinued operations, the pro forma financial statements should include three years plus interim periods.”

We respectfully advise the Commission that sections 1140.6 and 2120.2 of the Manual do not require the Company to include financial statements in the Preliminary Proxy Statement for the following three reasons, all of which are discussed in greater detail below. First, the Manual only describes the kind of disclosure that is generally material to an investor’s understanding of a transaction or proposal, and does not require strict adherence to the disclosure requirements of the Manual when such information or disclosure would be immaterial or misleading to investors. Second, the Assets do not constitute a “business” under the meaning of sections 1140.6 and 2120.2 of the Manual and S-X 11-01(d). Third, the Company is not soliciting “authorization” from its stockholders because such authorization is not required by applicable state law and the Company’s governing documents.

Reason 1: Sections 1140.6 and 2120.2 of the Manual do not require disclosure of financial statements when they are immaterial to an investor.

Support for the Company’s understanding that the Manual is only intended to generally describe what is material is provided in the introduction to the Manual, which states, in part, that:

“Because of its informal nature, the Manual does not necessarily contain a discussion of all material considerations necessary to reach an accounting or disclosure conclusion. Such conclusions about a particular transaction are very fact dependent and require careful analysis of the transaction and of the relevant authoritative accounting literature and Commission requirements.”

Consistent with the Manual’s instructions, the Company has determined that it is not required to include the financial statements described in sections 1140.6 and 2120.2 of the Manual because the facts of the proposed transaction and the Company’s historical financial statements dictate that such financial statements are immaterial and potentially misleading to investors in the context of evaluating the Assets being sold. As described above and in the Company’s periodic reports on Forms 10-Q and 10-K, the Company has five drug programs in its current drug pipeline. The Company has not generated any revenue from the sales of any products, including the Assets, and the Company does not believe it will generate any material commercial revenue unless and until it is, or one of its product collaborators is, able to successfully commercialize one or more drug product candidates. None of the Company’s drug programs has successfully completed phase 3 clinical trials and all programs remain subject to significant regulatory, marketing and commercialization risks before the Company anticipates generating any material commercial revenue or sustained cash flows from operations. Furthermore, the assets on the Company’s balance sheet largely consist of cash and investments and do not reflect the Company’s perceived fair market value of its drug candidates, including the Assets.

Consistent with other pre-revenue stage biopharmaceutical companies, the Company believes that the value of the Company to investors is not determined or necessarily impacted by historic revenues, profits or losses, cash flows, or assets and liabilities, but solely by investors’ expectations of drug approval and projections of future sales of the Company’s drug programs. The historical financial statements set forth under Section 1140.6 and 2120.2 of the Manual are therefore not material and do not assist an investor in comparing the value of the Assets being sold with the retained assets of the Company. The Company believes that investors evaluate the Company’s various assets based on their own subjective projected valuations of its drug programs and their perceived probabilities of clinical drug approvals, none of which is assisted or impacted by the historical financial statements of the Company. In fact, the Company believes that inclusion of financial statements may be misleading to investors by implying that historical book value, revenue, or cash flows provide any material basis for an evaluation of the value of the Assets to be sold relative to the Company’s remaining assets and development programs. The Company respectfully advises the Commission that it has not prepared separate financial statements relating to the Assets to be sold, because the Company’s management does not believe that separate financials are material or meaningful in evaluating the business and operations of the Company.

In addition, inclusion of the financial statements set forth in sections 1140.6 and 2120.2 of the Manual requires a burdensome undertaking by the Company to prepare separate financials that would be immaterial to investors relating to a set of assets that the Company has historically not prepared or provided. The Company believes this is wholly inconsistent with the purpose of the Manual and Commission reporting guidelines, and does not aid investors in their understanding or evaluation of the transaction.

Reason 2: The Assets being sold do not constitute a “business”, as defined in S-X 11-01(d).

Second, the Company believes that the Assets do not constitute a “business” under sections 1140.6 and 2120.2 of the Manual and S-X 11-01(d). Therefore, the sale of Assets is not subject to the requirements of sections 1140.6 and 2120.2 of the Manual, which only apply to the disposal of a significant “business.” Pursuant to sections 2010.1 and 2010.2 of the Manual, the definition of a “business” for reporting purposes is as follows:

“A “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.”

Even if the Commission believes that the Manual may generally require inclusion of financial statements and other disclosures that are immaterial to investors, the definition of a “business” incorporated into sections 1140.6 and 2120.2 of the Manual specifically excludes a sale of assets where disclosure of prior financial information is immaterial to an understanding of future operations. Without repeating the considerations described above with respect to the immateriality of the Company’s current and historical financial statements to future operations with respect to the Assets, the Company again respectfully advises the Staff that the sale of the Assets is not a “business” because disclosure of prior financial information is not relevant to an understanding of future operations.

S-X 11-01(d) also sets forth a list of factors that should be considered in determining whether a component or assets constitute a “business.” S-X 11-01(d)(1) provides that a registrant should evaluate whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction. The Note to Section 2010.2 of the Manual states that the Staff “focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition.” However, there is currently no revenue activity, nor are there any immediate expectations of future revenue activity, associated with the Assets and such determination is not relevant to the Company as a pre-revenue biopharmaceutical company.

S-X 11-01(d)(2) further sets forth eight additional factors a registrant should consider in determining whether a component or assets constitute a “business.” Of the eight factors set forth in S-X 11-01(d)(2), the Company notes that seven factors either support the Company’s position that the Assets do not constitute a “business” or are irrelevant to such determination, and only one factor could arguably support an alternative determination, but such factor is immaterial to an evaluation of the Assets and the Company, as described below. The following four factors are not satisfied and support the Company’s position that the Assets are not a “business” because they will remain with the Company and are unaffected by the sale of the Assets: (i) the physical facilities of the Company, (ii) the employee base of the Company, (iii) the production techniques of the Company and (iv) the majority of the Company’s operating rights (including the rights to the Company’s deuterated chemical entity platform used to develop small molecule drugs, which will remain the principal operating activity of the Company before and after the sale of Assets). Of the remaining factors set forth in S-X 11-01(d), the following three factors will not be affected by the sale of the Assets because they are irrelevant to the Company and the Assets as a pre-revenue biotechnology company: (i) the market distribution system, (ii) the sales force and (iii) the customer base. The only factor set forth in S-X 11-01(d)(2) that could arguably support an alternative determination with respect to the Assets is the discontinuation of the trade name (CTP-656) under S-X 11-01(d)(2)(viii). However, because the Company is pre-revenue and pre-commercialization, the trade name associated with the Assets (CTP-656) is extremely immaterial to the Company. As is standard practice in the industry, the trade name for the compound (CTP-656) would have been changed from a composite of letters and numbers to a specific word for the product if the compound were to receive marketing approval from the U.S. Food and Drug Administration. Consequently, the trade name CTP-656 is immaterial and will not be used by Vertex to market the drug upon approval. Vertex simply wants to ensure that the Company stops using CTP-656 given its historical relevance to the compound. In short, all nine factors set forth in S-X 11-01(d)(1) and (2) support the Company’s position that the Assets are not a “business” within the meaning of such section.

For these reasons, the Assets do not constitute a “business” within the meaning of the Manual and S-X 11-01(d) and therefore the sale of Assets is not subject to financial statement reporting requirements of sections 1140.6 and 2120.2 of the Manual.

Reason 3: Sections 1140.6 and 2120.2 of the Manual do not apply because stockholders of the Company are not “authorizing” the Asset sale.

Lastly, the Company is not soliciting “authorization” from its stockholders because such authorization is not required by applicable state law or by the Company’s governing documents, as described in more detail above. Sections 1140.6 and 2120.2 of the Manual only apply when a Company is soliciting “authorization” for a “disposition of a significant business.” The Company respectfully advises the Staff that it is not seeking “authorization” of the sale of Assets, as used within the meaning of the Manual, because the Company and Vertex are permitted to close the transaction without stockholder approval under applicable state law and its governing corporate documents. The Company has already “authorized” the sale of Assets under all applicable law. No additional authorization is required. If Vertex were to waive the closing condition of stockholder approval, the Company could withdraw this proposal from the Preliminary Proxy Statement and close the sale of Assets without any stockholder vote. Consequently, the stockholder vote is not “authorization” – it simply satisfies a contractual closing condition.

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I hope that the foregoing has been responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (617) 570-1073.

Sincerely,

/s/ John M. Mutkoski

John M. Mutkoski

Partner, Goodwin Procter LLP

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